FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# Report of Foreign Issuer
## May 18, 2002

PE

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

Commission file number: 333-12032

# MOBILE TELESYSTEMS OJSC
*(Exact name of Registrant as specified in its charter)*

**Russian Federation**
*(Jurisdiction of incorporation or organization)*

**4, Marksistskaya Street**
**Moscow 109147**
**Russian Federation**
*(Address of principal executive offices)*



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

# MOBILE TELESYSTEMS LAUNCH OPERATIONS IN PERM REGION

**Moscow, May 17, 2002 - Mobile TeleSystems OJSC (NYSE:MBT), Russia's largest mobile operator, announces the launch of operations in Perm which has a population of 3.1 million. Perm has become the 34th region of the country in which MTS operates.**

MTS has built a dual band GSM 900/1800 network using equipment provided by Lucent Technologies. The network has an initial capacity of 100,000 subscribers as well as base stations providing a full coverage of the city of Perm. By the end of 2002, MTS' network coverage will extend to a nearly the whole of the Perm region.

"Today, we are launching operations in one of the largest regions of Russia. The introduction of MTS' network in the Perm area demonstrates our commitment to our development strategy of the company's federal GSM network", said Mikhail Smirnov, President of MTS. "I am confident that people living in Perm will appreciate the advantages of our network and services".

"MTS objective is to start signing up at least 50% of the Perm market new mobile phone users."

Joining the nationwide network, MTS customers in the Perm region will enjoy the advantages of a unified tariff policy. In addition to a variety of tariff plans, our customers will benefit from the opportunity to call MTS' customers in other regions of the country at local rates. Given that MTS supplies services for over 3.9 million subscribers in 34 regions of Russia, long-distance telephone calls will become lower for all our users Perm. These improved tariffs will extend to fixed line numbers in the European part of Russia, including Moscow and the Moscow region, St Petersburg and the Leningrad region.

The key element of MTS' strategy in the Perm region is to open integrated service and customer care centers where subscribers can get complete information about MTS' services from buying a handset to switching to a new service or paying accounts. Two integrated centers opened on the 17th May 2002 in the city of Perm where customers will be served by experienced staff.

***

**Perm Region** is an area of 160,236.5 square km. and has a population of 3.1 million people. It is located in the Eastern part of the Russian Plains and Western slope of Middle and Northern Urals on the brink of two parts of the world – Europe and Asia. It covers approximately 1/5 of the territory of the Urals economic region. 99.8% of the territory is Europe, and only 0.2% - Asia. The Region is located in the Kama river basin – the largest inflow of Volga. Through a system of channels, Kama gives access to five seas (Kaspian, Azov, Black, Baltic and White). Maximum length of the territory from North to South is 645 km, from West to East – 417.5 km.
Perm Region borders on two other regions and three republics – Komi, Kirov Region and Udmurtiya, Bashkiria and Sverdlov Region.

***

**Mobile TeleSystems OJSC (NYSE: MBT)** is Russia's leading mobile cellular operator servicing over 3.9 million subscribers. MTS has GSM 900/1800 licenses to provide mobile cellular telephony services in 49 regions of the Russian Federation, covering 93.5 million people or 65% of the country's population. MTS network has operations in 34 regions of the Central (including Moscow and Moscow region, North-West (including the city of St Petersburg), South, Volga, Urals, Siberia and Far-East macro regions, which covers more than 75.7 million people, or 53% of the population of the Russian Federation.

Since June 2000 MTS ADRs are listed on the NYSE under the ticker MBT.

Additional information about MTS can be found on MTS's website at www.mtsgsm.com

Additional information about MTS operations in Perm can be found at www.perm.mts.ru.

**For further enquiries contact:**
**Mobile TeleSystems**
Kirill Maslentsyn, tel: +7 095 737 4530
Public Relations Director e-mail: mkk@mts.ru

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MOBILE TELESYSTEMS OJSC**

By: _____________*_____________
Name: Mikhail Smirnov
Title: President

Date: **May 18, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities